The Singapore Exchange Securities Trading Limited ("SGX-ST") assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in these Appendices.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.


05007098

SO PPL

Keppel Corporation

Keppel Corporation Limited
Co Reg No: 196800351N
(Incorporated in the Republic of Singapore)

APPENDICES TO THE NOTICE OF ANNUAL GENERAL MEETING DATED 31 MARCH 2005

dw 4/7

This page has been intentionally left blank.

CONTENTS

PROPOSED RENEWAL OF THE SHARE BUY-BACK MANDATE

1. BACKGROUND

1.1 Keppel Corporation Limited (the "**Company**") proposes to seek the approval of shareholders of the Company (the "**Shareholders**") at the Annual General Meeting to be held on 29 April 2005 ("**2005 AGM**") of the renewal of a general mandate (the "**Share Buy-Back Mandate**") to authorise the directors of the Company ("**Directors**") to make purchases of fully-paid ordinary shares of $0.50 each in the capital of the Company ("**Shares**") representing up to a maximum of 10 per cent. of the issued ordinary share capital of the Company as at the date of the last Annual General Meeting of the Company or at the date on which the resolution authorising the same is passed, whichever is higher, at a price of up to but not exceeding the Maximum Price (as defined below), in accordance with the "Guidelines on Share Purchases by the Company" as set out in Annexure A to this Appendix 1 ("**Guidelines**").

1.2 The Share Buy-Back Mandate was approved by Shareholders on 18 February 2000 and was renewed and amended by Shareholders on 28 April 2004. The mandate amended and renewed on 28 April 2004 will expire on the date of the forthcoming 2005 AGM. If the proposed resolution for the renewal of the Share Buy-Back Mandate is approved at the 2005 AGM, the mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date on which the next Annual General Meeting of the Company is or is required by law to be held, whichever is the earlier.

1.3 The purpose of this Appendix is to provide information relating to and to explain the rationale for the proposed renewal of the Share Buy-Back Mandate.

2. RATIONALE

The Share Buy-Back Mandate will give the Directors the flexibility to purchase Shares if and when circumstances permit. The mandate provides the Company and its Directors with a simple mechanism to facilitate the return of surplus cash over and above its capital requirements in an expedient and cost-effective manner. The mandate will also allow the Directors to exercise control over the Company's share capital structure with a view to enhancing the earnings per Share and/or net asset value per Share.

3. MANNER OF PURCHASES OF SHARES

3.1 Purchases of Shares can be effected by the Company in either one of the following two ways or both:

(i) by way of on-market purchases ("**Market Purchases**") on the SGX-ST. Market Purchases mean purchases of Shares transacted through the Central Limit Order Book trading system of the SGX-ST; and/or

(ii) by way of an "off-market acquisition on an equal access scheme" as defined in Section 76C of the Companies Act (Cap. 50) ("**Off-Market Purchase Scheme**").

3.2 If and when circumstances permit, the Directors will decide whether to effect the share purchases via Market Purchases and/or Off-Market Purchase Scheme after taking into account relevant factors such as the financial resources available, the prevailing market conditions, and the cost and timing involved. Such purchases will only be made when the Directors are of the view that it will benefit the Company and its Shareholders.

3.3 The maximum price ("**Maximum Price**") at which the Company may make purchases of Shares is:–

(a) in the case of Market Purchases, five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) days on which SGX-ST is open for trading in securities ("**Market Days**") and on which transactions in the Shares were recorded before the day on which the market purchases were made by the Company and deemed to be adjusted for any corporate action that occurs after the relevant 5-day period; or

(b) in the case of purchases by the Company on an Off-Market Purchase Scheme, twenty (20) per cent, above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off-Market Purchase Scheme.

4. NO SHARES PURCHASED IN THE PREVIOUS 12 MONTHS

The Company did not buy back any Shares between 28 February 2004 and 1 March 2005, being the latest practicable date prior to the issue of this Appendix ("**Latest Practicable Date**").

5. SOURCES OF FUNDS

5.1 In purchasing Shares, the Company may only apply funds legally available for such purchase in accordance with its Memorandum and Articles, and the applicable laws in Singapore. The Company may not purchase its Shares for a consideration other than cash or, in the case of Market Purchases, for settlement otherwise than in accordance with the trading rules of the SGX-ST. Any purchases by the Company may be made out of profits that are available for distribution as dividends, but not from amounts standing in the Company's share premium account and capital redemption reserve.

5.2 Apart from using its internal sources of funds, the Company may obtain or incur borrowings to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Buy-Back Mandate in a manner and to such extent that the working capital requirements of the Company would be materially and adversely affected.

6. FINANCIAL IMPACT

6.1 Shares purchased by the Company will be cancelled. The purchase of Shares would therefore reduce the issued share capital of the Company by the nominal value of the Shares purchased. The nominal amount of the Company's issued share capital, which is diminished on cancellation of the Shares purchased shall be transferred to the Company's capital redemption reserve. The purchase of Shares will also reduce the Company's retained earnings by the aggregate sum of the purchase price.

6.2 As at the Latest Practicable Date, the issued and paid up capital of the Company is $390,031,045.50 comprising 780,062,091 Shares. Based on the foregoing, the exercise in full of the Share Buy-Back Mandate would result in the purchase of 78,006,209 Shares. The Shares purchased will have to be cancelled resulting in the reduction of the issued share capital by 10 per cent. i.e. from $390,031,045.50 comprising 780,062,091 Shares to $351,027,941 comprising 702,055,882 Shares.

6.3 An illustration of the impact of share purchases by the Company pursuant to the proposed Share Buy-Back Mandate on the financial position of the Company and its subsidiaries ("**Keppel Corporation Group**") and of the Company is set out below. The illustration assumes that the average closing price over the last five (5) Market Days is $9.40 ("**Average Price**"). In the case of Market Purchases made by the Company, the Maximum Price is $9.85 which is five (5) per cent above the Average Price and the maximum amount of funds required to exercise in full the Share Buy-Back Mandate is approximately $767 million. In the case of an Off-Market Purchase Scheme, the Maximum Price is $11.20 which is twenty (20) per cent above the Average Price

and the maximum amount of funds required to exercise in full the Share Buy-Back Mandate is approximately $872 million. Based on these assumptions, the impact of the share purchases at the Maximum Price by the Company pursuant to the proposed Share Buy-Back Mandate on the Keppel Corporation Group's and the Company's audited accounts for the financial year ended 31 December 2004 is as follows:

Year ended 31 December 2004

(a) Market Purchases

	Group		Company	
	Before Share Buy-Back	**After Share Buy-Back**	**Before Share Buy-Back**	**After Share Buy-Back**
Issued and paid-up ordinary share capital ($'000)	389,386	350,449	389,386	350,449
Net tangible assets ($'000)	2,958,879	2,191,791	2,858,030	2,090,942
Net tangible assets per Share ($)	3.80	3.13	3.67	2.98
Profit after taxation and minority interest but before exceptional items ($'000) (Note 1)	467,854	455,581	n.m.	n.m.
Earnings per Share before exceptional items (cents)	60.3	65.2	n.m.	n.m.
Net Borrowings ($'000)	2,726,483	3,493,571	1,295,049	2,062,137
Net Gearing (times) (Note 2)	0.64	1.00	0.45	0.99
Return on equity (%)	15.7	20.5	n.m.	n.m.

(b) Off-Market Purchases

	Group		Company	
	Before Share Buy-Back	**After Share Buy-Back**	**Before Share Buy-Back**	**After Share Buy-Back**
Issued and paid-up ordinary share capital ($'000)	389,386	350,449	389,386	350,449
Net tangible assets ($'000)	2,958,879	2,086,657	2,858,030	1,985,808
Net tangible assets per Share ($)	3.80	2.98	3.67	2.83
Profit after taxation and minority interest but before exceptional items ($'000) (Note 1)	467,854	453,898	n.m.	n.m.
Earnings per Share before exceptional items (cents)	60.3	65.0	n.m.	n.m.
Net Borrowings ($'000)	2,726,483	3,598,705	1,295,049	2,167,271
Net Gearing (times) (Note 2)	0.64	1.07	0.45	1.09
Return on equity (%)	15.7	21.5	n.m.	n.m.

Notes:–

(1) Earnings and earnings per Share after the Share Buy-back have been adjusted by the notional interest expense incurred at the interest rate of 2.0 per cent. per annum less taxation.

(2) Net Gearing is equal to Net Borrowings divided by capital employed.

n.m. Information on earnings, earnings per Share and return on equity of the Company is not disclosed as it is not meaningful.

As illustrated above, the buy-back of Shares by the Company will:–

(i) reduce the number of Shares of the Company;

(ii) increase the gearing ratio of the Keppel Corporation Group;

(iii) decrease the consolidated NTA per Share of the Keppel Corporation Group;

(iv) increase the consolidated earnings per Share of the Keppel Corporation Group; and

(v) increase the return on equity of the Keppel Corporation Group.

6.4 The actual impact will depend on the number and price of the Shares bought back. The Directors do not propose to exercise the Share Buy-Back Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company. The purchase of Shares will only be effected after considering relevant factors such as the working capital requirements, availability of financial resources, the expansion and investment plans of the Keppel Corporation Group, and the prevailing market conditions. If funds need to be borrowed, the Directors will consider the appropriate gearing level so as to ensure the solvency of the Company. The proposed Share Buy-Back Mandate will only be exercised with a view to enhance the earnings per Share and/or net asset value per Share of the Keppel Corporation Group.

7. TAKE-OVER CODE IMPLICATIONS ARISING FROM SHARE BUY-BACKS

7.1 The resultant increase in the percentage of voting rights held by a Shareholder and persons acting in concert with him, following the purchase of Shares by the Company, will be treated as an acquisition for the purposes of Rule 14 ("**Rule 14**") of the Singapore Code on Take-overs and Mergers (the "**Take-over Code**"). Consequently, depending on the number of Shares purchased by the Company and the Company's issued share capital at that time, a Shareholder or group of Shareholders acting in concert with each other could obtain or consolidate effective control of the Company and become obligated to make a takeover offer under Rule 14 of the Take-over Code.

7.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with one another. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20 per cent. but not more than 50 per cent. of the voting rights of the first-mentioned company.

7.3 The circumstances under which Shareholders (including Directors) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code ("**Appendix 2**").

7.4 In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of 6 months.

7.5 Based on the Register of Directors of the Company and the issued share capital of the Company as at the Latest Practicable Date, the shareholdings of the Directors of the Company before and (assuming (a) the Company purchases the maximum amount of 10 per cent. of the issued capital of the Company, and (b) there is no change in the number of Shares held or deemed to be held by the Directors) after the purchase by the Company of 10 per cent. of the issued capital of the Company pursuant to the Share Buy-Back Mandate are/would be as follows:–

	No. of Shares before buy-back			**No. of Shares after buy-back**		
Names of Directors	**Direct Interest**	**Deemed Interest**	**Total Interest**	**Direct Interest**	**Deemed Interest**	**Total Interest**
Lim Chee Onn	817,083 (0.10%)	—	817,083 (0.10%)	817,083 (0.12%)	—	817,083 (0.12%)
Lim Hock San	—	—	—	—	—	—
Sven Bang Ullring	23,000 (0.003%)	—	23,000 (0.003%)	23,000 (0.003%)	—	23,000 (0.003%)
Tony Chew Leong-Chee	—	—	—	—	—	—
Lee Tsao Yuan	—	—	—	—	—	—
Leung Chun Ying	—	—	—	—	—	—
Oon Kum Loon	20,000 (0.003%)	20,000 (0.003%)	40,000 (0.005%)	20,000 (0.003%)	20,000 (0.003%)	40,000 (0.006%)
Tow Heng Tan	313 (0.00004%)	13,086 (0.002%)	13,399 (0.002%)	313 (0.00004%)	13,086 (0.002%)	13,399 (0.002%)
Choo Chiau Beng	544,583 (0.07%)	—	544,583 (0.07%)	544,583 (0.08%)	—	544,583 (0.08%)
Teo Soon Hoe	934,166 (0.12%)	—	934,166 (0.12%)	934,166 (0.13%)	—	934,166 (0.13%)

7.6 As at the Latest Practicable Date, the shareholdings of the Directors in the Company are not material and none of the Directors (together with persons acting in concert with them) would become obligated to make a mandatory offer in the event that the Company purchases the maximum amount of 10 per cent. of its Shares under the Share Buy-Back Mandate.

7.7 Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder held between 30 per cent. and 50 per cent, of the Company's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of 6 months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Buy-Back Mandate.

7.8 As at the Latest Practicable Date, Temasek Holdings (Private) Limited ("**Temasek**") directly holds approximately 31.58 per cent. of the Shares.

7.9 Mr Tow Heng Tan is the Managing Director, Strategic Development (ASEAN Investments), Temasek and also Temasek's nominee to the Board of Directors of the Company. None of the other Directors of the Company are nominees of Temasek or parties acting in concert with Temasek.

7.10 In the event that the Company should, pursuant to the Share Buy-Back Mandate, purchase or acquire the maximum amount of 10 per cent. of its Shares, the holding of Temasek in the Shares could increase from approximately 31.58 per cent. to approximately 35.09 per cent. Accordingly, Temasek could, under Appendix 2, be required to make a mandatory offer under Rule 14 of the Take-over Code following the purchase or acquisition of Shares by the Company pursuant to the Share Buy-Back Mandate.

7.11 Temasek has obtained the following rulings from the Securities Industry Council ("**SIC**"):–

(a) the presumption that Temasek and its subsidiaries and associated companies, other than the Head Company Groups[1] and the Foreign Affiliates[2] ("**Temasek Companies**") are acting in concert with the Head Company Groups and/or the Foreign Affiliates is rebutted. Accordingly, the shareholdings of the Temasek Companies will not be aggregated with those of the Head Company Groups and/or the Foreign Affiliates for the purposes of Rule 14 of the Take-over Code;

(b) the Head Company Groups and/or the Foreign Affiliates may acquire Shares without causing the Temasek Companies to incur a mandatory offer obligations in relation to the Share Buy-Back Mandate notwithstanding that they are aware that the announcement of the buy-back by the Company is imminent and that the Share Buy-Back Mandate is still in force and has not expired;

(c) SIC's rulings in the above paragraphs (a) and (b) will be invalidated should subsequent evidence indicate that any of the Head Company Groups and/or Foreign Affiliates are or have been acting in concert with the Temasek Companies and/or its concert parties with respect to the Company. In reviewing such evidence, SIC will consider, amongst others, the pattern, volume, timing and price of purchases of Shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds;

(d) that none of the Directors (other than Mr Tow Heng Tan) is presumed to be acting in concert with Temasek in relation to his holdings of Shares;

(e) that Mr Tow Heng Tan is not a concert party in relation to the present and future holdings of the Shares of Mr Tow Heng Tan and such shareholding would not be aggregated or consolidated with the shareholdings in the Company of Temasek and its concert parties for the purpose of determining whether a take-over obligation has arisen under the Take-over Code, including Appendix 2. SIC's confirmation that Mr Tow Heng Tan is not acting in concert with Temasek would be invalidated should subsequent evidence show that Mr Tow Heng Tan has been or is acting in concert with Temasek in respect of the Shares (in reviewing such evidence, SIC will consider, *inter alia*, the pattern, volume, timing and price of purchases by Mr Tow Heng Tan; and

(f) that Temasek is exempted from the requirement to make a take-over offer for the Company under Rule 14.1(b) of the Take-over Code as a result of a share buy-back by the Company subject to the following conditions:

    (i) the circular by the Company to Shareholders on the resolution to authorise the renewal of the Share Buy-Back Mandate contains advice to the effect that by voting for the renewal of the Share Buy-Back Mandate, Shareholders are waiving their right to a general offer at the required price from Temasek; and the names of Temasek's concert parties and the voting rights of Temasek and its concert parties at the time of resolution and after the proposed buy-back are disclosed in the same circular;

    (ii) the resolution to authorise the renewal of the Share Buy-Back Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not be obliged to make an offer as a result of the share buy-back by the Company;

    (iii) Temasek and its concert parties do not vote for and/or recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Buy-Back Mandate; and

    (iv) Temasek and its concert parties have not acquired and will not acquire Shares between the date on which they know that the announcement of the Share Buy-Back proposal is imminent and the earlier of:

    - the date on which the Share Buy-Back Mandate expires; and

---

[1] **Head Company Group** means each Head Company set out in Annexure B to this Appendix 1, and its subsidiaries and associated companies. Head Companies are collectively called the "**Head Companies**" and individually, a "**Head Company**".

[2] **Foreign Affiliates** mean the foreign incorporated corporations set out in Annexure B to this Appendix 1.

- the date the Company announces that it has bought back such number of Shares as authorised by the Shareholders at the latest general meeting or the date the Company decides to cease buying back its Shares, as the case may be,

if such acquisitions, taken together with the Shares bought back by the Company, would cause their aggregate voting rights in the Company to increase by more than one per cent. in the preceding 6 months.

If the Company ceases to buy-back its Shares and the increase in the voting rights held by Temasek and its concert parties as a result of the Company repurchasing its Shares at the time of such cessation is less than one per cent. in any 6-month period, Temasek and its concert parties will be allowed to acquire Shares in the Company. However, any increase in Temasek's and its concert parties' percentage voting rights in the Company as a result of the Company's repurchase of its Shares will be taken into account together with any Shares acquired by Temasek and its concert parties (by whatever means) in determining whether Temasek and its concert parties have increased their aggregate voting rights in the Company by more than one per cent. in any 6-month period.

7.12 **Shareholders should note that by voting in favour of the resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2005 AGM, Shareholders are waiving their right to a general offer at the required price from Temasek.**

7.13 Based on the direct holdings of Shares of Temasek as at the Latest Practicable Date, and assuming that (a) there is no change in its direct holdings of Shares between the Latest Practicable Date and the date of the 2005 AGM, (b) no new Shares are issued to Temasek by the Company following approval being received from Shareholders at the 2005 AGM for the renewal of the Share Buy-Back Mandate and (c) Temasek does not sell or otherwise dispose of its holdings of Shares, the holdings of Shares of Temasek as at the date of the 2005 AGM and after the purchase by the Company of 10 per cent. of the issued capital of the Company pursuant to the Share Buy-Back Mandate will be as follows:–

	Before buy-back (as at the date of the 2005 AGM)		**After buy-back**	
	No. of Shares	**% of total issued Shares**	**No. of Shares**	**% of total issued Shares**
Temasek	246,377,760	31.58%	246,377,760	35.09%

7.14 Temasek has confirmed that it has not acquired Shares in the knowledge that the announcement of the Share Buy-Back proposal was imminent.

7.15 Shareholders should note that the voting on the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2005 AGM will be conducted by way of a poll at the 2005 AGM.

7.16 Temasek and Mr Tow Heng Tan will abstain from voting in respect of their holdings of the Shares on the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2005 AGM and will also not accept any appointment as proxies or otherwise for voting on the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2005 AGM unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

7.17 **Shareholders are advised to consult their professional advisers and/or SIC and/or other relevant authorities at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any Share purchases by the Company.**

8. LISTING STATUS ON SGX-ST

8.1 The Directors will use their best endeavours to ensure that the Company does not effect a purchase of Shares which would result in the number of Shares remaining in the hands of the public falling to such a level as to cause market illiquidity or adversely affect the listing status of the Company, and will ensure that there is a sufficient float for an orderly market in its securities when purchasing its issued Shares. As at the Latest Practicable Date, the Company has no securities apart from its Shares and notes issued pursuant to its US$600,000,000 Multi-Currency Medium Term Note Programme listed on the SGX-ST.

8.2 Pursuant to Rule 723 of the listing manual of the SGX-ST, the Company has to ensure that at least 10 per cent. of its Shares is at all times held by the public (as defined in the SGX-ST's Listing Manual). As at the Latest Practicable Date, 780,062,091 Shares are issued and fully-paid up. After deducting the number of Shares in which non-public shareholders have an interest, approximately 67 per cent. of the Shares are held by public shareholders. Therefore, there is sufficient number of Shares in issue held by public shareholders, which would permit the Company to effect a purchase of up to 10 per cent. of its issued and paid-up share capital without affecting the listing status of the Shares on the SGX-ST.

9. DIRECTORS' RECOMMENDATION

The Directors (other than Mr Tow Heng Tan who is the Managing Director, Strategic Development (ASEAN Investments), Temasek, and who abstains from making any recommendation for Shareholders to vote in favor of the ordinary resolution relating to the renewal of the Share Buy-Back Mandate) are of the opinion that the renewal of the Share Buy-Back Mandate is in the interests of the Company and accordingly recommend that Shareholders vote in favour of the ordinary resolution relating to the renewal of the Share Buy-Back Mandate to be proposed at the 2005 AGM as set out in the Notice of Annual General Meeting dated 31 March 2005.

10. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

10.1 The Directors' interests in the Shares as at the Latest Practicable Date as recorded in the Register of Directors' Shareholdings are set out on page 6 above.

10.2 The Directors' interests in the options granted under the Keppel Corporation Share Option Scheme and outstanding as at the Latest Practicable Date were as follows:–

Share Options	Direct	Deemed
Lim Chee Onn	1,625,000	—
Choo Chiau Beng	1,225,000	—
Teo Soon Hoe	1,225,000	—

10.3 The interests of the substantial shareholder in the Shares as at the Latest Practicable Date as recorded in the Register of Substantial Shareholders were as follows:–

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek	246,377,760	31.58	2,178,500[(i)]	0.28	248,556,260	31.86

Note (i):–

By operation of the provisions of Section 7 of the Companies Act, Temasek is deemed to be interested in the 2,178,500 Shares held by the DBS group of companies, and the Singapore Airlines group of companies.

11. DIRECTORS' RESPONSIBILITY STATEMENT

This Appendix has been seen and approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix and that there are no other material facts the omission of which would make any statement in this Appendix misleading.

Where any information has been reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Appendix.

12. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection at the Company's registered office during business hours from the date of this Appendix up to the date of the 2005 AGM:–

(a) The Memorandum and Articles of Association of the Company;

(b) The Summary Financial Report of the Company for the year ended 31 December 2004;

(c) from 14 April 2005, the Annual Report of the Company for the year ended 31 December 2004;

(d) Company's Circular to its Shareholders dated 1 February 2000; and

(e) Appendices to the Company's Notices to its Shareholders dated 21 April 2003 and 29 March 2004.

GUIDELINES ON SHARE PURCHASES BY THE COMPANY[1]

1. SHAREHOLDERS' APPROVAL

(a) Purchases of Shares by the Company must be approved in advance by the Shareholders at a general meeting of the Company by way of a general mandate.

(b) A general mandate authorising the purchase of Shares by the Company will expire on the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required to be held; and/or

(iii) the time when such mandate is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.

(c) Purchases of Shares can be effected by the Company in either one of the following two ways or both:

(i) by way of on-market purchases on the SGX-ST ("**Market Purchases**"). Market Purchases mean purchases of Shares transacted through the Central Limited Order Book trading system of the SGX-ST; and/or

(ii) by way of an "off-market acquisition on an equal access scheme" as defined in section 76C of the Act ("**Off-Market Purchase Scheme**").

The authority conferred on the Directors by the Share Buy-Back Mandate to purchase Shares may be renewed at the next annual general meeting of the Company. When seeking the approval of the Shareholders for the renewal of the Share Buy-Back Mandate, the Company is required to disclose details pertaining to purchases of Shares made during the previous 12 months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

2. FUNDING OF SHARE PURCHASES

(a) in purchasing Shares, the Company may only apply funds legally available for such purchase in accordance with its Memorandum and Articles and the applicable laws in Singapore.

(b) The Company may not purchase its Shares on the SGX-ST for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the SGX-ST.

(c) Any purchases by the Company may be made out of profits that are available for distribution as dividends but not from amounts standing in the Company's share premium account and capital redemption reserve.

(d) The Directors do not propose to exercise the proposed Share Buy-Back Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company or the gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

---

[1] These Guidelines were originally approved by Shareholders on 18 February 2000 and amended by Shareholders on 22 May 2003 and 28 April 2004.

3. TRADING RESTRICTION

(a) The number of Shares which can be purchased pursuant to the Share Buy-Back Mandate is such number of Shares which represents up to the maximum of ten (10) per cent. of the issued share capital of the Company as at the last annual general meeting or at the date on which the resolution authorising the Share Buy-Back Mandate is passed, whichever is higher.

(b) Based on the issued and paid-up share capital of the Company as at the Latest Practicable Date, exercise in full of such mandate would result in the purchase of up to 78,625,509 Shares.

(c) The Directors will ensure that any Share purchases will not have an adverse effect on the listing of the Company's Shares and RCCPS on the SGX-ST.

4. OFF-MARKET PURCHASE SCHEME

All Shareholders will be given a reasonable opportunity to accept any offer made by the Company to buy their Shares under the Share Buy-Back Mandate for purchases made by way of an Off-Market Purchase Scheme.

For purchases of Shares to be made by way of an Off-Market Purchase Scheme, the Company will issue an offer document to all Shareholders. The offer document shall contain at least the following information:

(a) the terms and conditions of the offer

(b) the period and procedures for acceptances;

(c) the reasons for the proposed share buy-back;

(d) the consequences, if any, of share purchases by the Company that will arise under the Take-over Code or any other applicable take-over rules;

(e) whether the share purchases, if made, would have any adverse effect on the listing of the Company's securities on the SGX-ST; and

(f) details of any share purchases made by the Company in the previous 12 months whether through Market Purchases or the Off-Market Purchase Scheme, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

5. PRICE RESTRICTIONS

The purchases of Shares by the Company shall be at the price of up to but not exceeding the Maximum Price. In the case of Market Purchases by the Company, the Maximum Price is five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the day on which the on market purchases were made by the Company and deemed to be adjusted for any corporate action that occurs after the relevant 5-day period. In the case of off-market purchases by the Company on an equal access scheme, the Maximum Price is twenty (20) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off Market Purchase Scheme.

6. STATUS OF PURCHASED SHARES

The listing of all purchased Shares (whether on the SGX-ST or otherwise) will be automatically cancelled and the related certificates for those Shares must be cancelled. Under Singapore law, the Company's purchased Shares will be treated as cancelled and the issued share capital of the Company will be diminished by the nominal value of those Shares accordingly.

7. REPORTING REQUIREMENTS

(a) Within thirty (30) days of the passing of a Shareholders' resolution to approve purchases of Shares, the Company must lodge a copy of such resolution with the Registrar of Companies and Businesses.

(b) The Company must notify the Registrar of Companies and Businesses within thirty (30) days of a purchase of Shares on the SGX-ST or otherwise. Such notification shall include details of the date of the purchases, the total number and nominal value of Shares purchased by the Company, the Company's issued share capital as at the date of the Shareholders' resolution approving the purchase and after the purchase of Shares and the amount of consideration paid by the Company for the purchases.

(c) The Company will notify the SGX-ST of Market Purchases of Shares not later than 9.00 a.m. on the Market Day following the day on which the Market Purchases were effected, and of off-market purchases not later than 9.00 a.m. on the second Market Day after the close of acceptances of the offer for off-market purchases. The notification of such purchases to the SGX-ST shall be in such form and shall include such details that the SGX-ST may prescribe.

(d) The Company shall make arrangements with its stockbrokers to ensure that they provide to the Company in a timely fashion the necessary information which will enable the Company to make the necessary notifications to the SGX-ST.

(e) When seeking the approval of Shareholders for the renewal of the Share Buy-Back Mandate, the Company is required to disclose details pertaining to the purchases of Shares made during the previous 12 months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

8. SUSPENSION OF PURCHASES

The Company may not purchase Shares after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced.

In particular, the Company may not purchase its Shares on the SGX-ST during the period commencing two weeks before the announcement of the Company's results for each of the first three quarters of its financial year, or the period commencing one month before the announcement of the Company's annual results, as the case may be, and ending on the date of announcement of the relevant results.

HEAD COMPANIES & FOREIGN AFFILIATES

Head Companies

1. DBS Group Holdings Ltd
2. Singapore Telecommunications Ltd
3. MediaCorp Pte Ltd
4. SembCorp Industries Ltd
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Temasek Management Services Pte Ltd
11. Urban Management Company (1987) Pte Ltd
12. Neptune Orient Lines Limited
13. Singapore Technologies Engineering Limited
14. Chartered Semiconductor Manufacturing Ltd
15. CapitaLand Limited
16. STATS ChipPac Ltd
17. Singapore Food Industries Limited
18. Green Dot Capital Pte Ltd
19. Vertex Venture Holdings Pte Ltd
20. Singapore Technologies Telemedia Pte Ltd
21. Singapore Precision Industries 2000 Pte Ltd
22. Tuas Power Limited
23. Senoko Power Ltd
24. Power Seraya Ltd
25. City Gas Pte Ltd
26. Gas Supply Pte Ltd
27. Mapletree Investments Pte Ltd
28. Hazeltree Holdings Pte Ltd
29. ECICS Holdings Ltd
30. Aetos Security Management Pte. Ltd.

Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk
2. PT Bank Internasional Indonesia Tbk
3. Pacific-Asset Fixed Income and Currency Fund
4. Pacific-Rossignol Multi Asset Global Macro Fund
5. Fullerton Absolute Returns Investment Strategies Fund
6. The Rohatyn Group Asia Opportunity Fund, Ltd

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. BACKGROUND

1.1 At an annual general meeting of the Keppel Corporation Limited ("**Company**" or "**KCL**") held on 28 April 2004, Shareholders had renewed a mandate ("**Shareholders' Mandate**") to enable the Company, its subsidiaries and target associated companies (as defined in Appendix 2 of the Company's notice of annual general meeting to Shareholders dated 29 March 2004 ("**2004 Appendix**"), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the 2004 Appendix, with any person who falls within the classes of Interested Persons described in the 2004 Appendix, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in the 2004 Appendix.

1.2 The Shareholders' Mandate will (unless revoked or varied by the Company at a general meeting) continue in force until the annual general meeting of the Company to be held for the financial year ended 31 December 2004 ("**AGM**").

1.3 The rationale of the Shareholders' Mandate, the scope of the Shareholders' Mandate, the benefit to Shareholders, the classes of Interested Persons, the particulars of the Interested Person Transactions and the review procedures for Interested Person Transactions in respect of which the Shareholders' Mandate is sought to be renewed remain unchanged and are set out in Annexure A of this Appendix 2.

1.4 The Directors propose that the Shareholders' Mandate be renewed at the forthcoming AGM in the terms of the ordinary resolution to be proposed at the AGM and (unless revoked or varied by the Company in general meeting) to continue in force until the next annual general meeting of the Company. Approval from Shareholders will be sought for the renewal of the Shareholders' Mandate at the next annual general meeting and at each subsequent annual general meeting of the Company, subject to satisfactory review by the Audit Committee of its continued application to transactions with Interested Persons.

2. DEFINITIONS

The following definitions, or such other definition as the SGX-ST may from time to time determine, shall apply throughout this Appendix 2 (including Annexure A attached hereto), unless the context otherwise requires:–

(a) an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(b) an "associate" means:–

(i) in relation to any director, chief executive officer or Controlling Shareholder (being an individual):–

(1) his immediate family member (that is, the person's spouse, child, adopted child, step-child, sibling and parent);

(2) the trustees of any trust of which he or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(3) any company in which he and his immediate family together (directly or indirectly) have an interest of 30% or more; and

(ii) in relation to a Controlling Shareholder (being a company), any other company which is its subsidiary or holding company or is a subsidiary of such holding company or one in the equity of which it and/or other company or companies taken together (directly or indirectly) have an interest of 30% or more;

(c) "associated company" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "Control" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) "Controlling Shareholder" means a person who:–

(i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that a person who satisfies this paragraph is not a Controlling Shareholder); or

(ii) in fact exercises Control over a company;

(f) "KCL IPT Group" means the Company, its subsidiaries and target associated companies;

(g) "listed company" means a company which is listed on the SGX-ST;

(h) "listed group" means the listed company and its subsidiaries;

(i) "Listing Manual" means the listing manual of the SGX-ST; and

(j) "target associated company" means an Associated Company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed group, or the listed group and its interested person(s), has Control over the Associated Company.

3. AUDIT COMMITTEE'S STATEMENTS

3.1 Pursuant to Rule 920(1)(c) of the Listing Manual, the Audit Committee (comprising Messrs Lim Hock San, Tony Chew Leong-Chee and Oon Kum Loon) confirms that:–

(i) the review procedures for Interested Person Transactions set out in Annexure A of this Appendix 2 (**"Review Procedures"**) have not changed since Shareholders approved the Shareholders' Mandate at the 2004 AGM; and

(ii) the Review Procedures are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3.2 If, during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the Review Procedures are inadequate or inappropriate to ensure that the Interested Person Transactions will be on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, or in the event of any amendment to Chapter 9 of the Listing Manual, it will in consultation with the Board take such action as it deems proper in respect of such procedures and/or modify or implement such procedures as may be necessary and direct the Company to revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with interested persons.

4. DISCLOSURES

Disclosure will be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the Shareholders' Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the Shareholders' Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual. The Company will also announce the aggregate value of transactions conducted pursuant to the Shareholders' Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

5. DIRECTORS' RECOMMENDATION

The Directors (except for Mr Tow Heng Tan who is the Managing Director, Strategic Development (ASEAN Investments), Temasek Holdings (Private) Ltd ("**Temasek**") and who abstains from making any recommendation in respect of the Shareholders' Mandate) are of the view that it would be beneficial to and in the interests of the Company that it, its subsidiaries and target associated companies be permitted to have the flexibility to enter into the types of transactions described in Annexure A of this Appendix in their ordinary course of business with the classes of Interested Persons described in Annexure A of this Appendix for the reasons stated in this Appendix. Accordingly, they (except for Mr Tow Heng Tan for the reason mentioned above) recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed Shareholders' Mandate to be proposed at the forthcoming AGM.

6. VOTING

In accordance with the requirements of Chapter 9 of the Listing Manual, Temasek (being the Controlling Shareholder of the Company) and all the Directors will abstain from voting, and each has undertaken to ensure that its associates will abstain from voting, on the Ordinary Resolution relating to the proposed renewal of the Shareholders' Mandate to be proposed at the forthcoming AGM in respect of the KCL shares held by them respectively.

7. DIRECTORS' RESPONSIBILITY STATEMENT

This Appendix has been seen and approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix and that there are no other material facts the omission of which would make any statement in this Appendix misleading.

Where any information has been reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Appendix.

8. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

(a) Directors

The interests of the Directors in the KCL Shares as at 1 March 2005 ("**Latest Practicable Date**") based on information in the Register of Directors' Shareholdings as maintained pursuant to Section 164 of the Act were as follows:–

	No. of Shares		
Names of Directors	**Direct Interest**	**Deemed Interest**	**Total Interest**
Lim Chee Onn	817,083 (0.10%)	—	817,083 (0.10%)
Lim Hock San	—	—	—
Sven Bang Ullring	23,000 (0.003%)	—	23,000 (0.003%)
Tony Chew Leong-Chee	—	—	—
Lee Tsao Yuan	—	—	—
Leung Chun Ying	—	—	—
Oon Kum Loon	20,000 (0.003%)	20,000 (0.003%)	40,000 (0.005%)

	No. of Shares		
Names of Directors	Direct Interest	Deemed Interest	Total Interest
Tow Heng Tan	313 (0.00004%)	13,086 (0.002%)	13,399 (0.002%)
Choo Chiau Beng	544,583 (0.07%)	—	544,583 (0.07%)
Teo Soon Hoe	934,166 (0.12%)	—	934,166 (0.12%)

(b) Substantial Shareholders

The interests of the Substantial Shareholders in KCL Shares as at the Latest Practicable Date based on information in the Register of Substantial Shareholders as maintained pursuant to Section 88 of the Act were as follows:–

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek	246,377,760	31.58	2,178,500[i]	0.28	248,556,260	31.86

Note (i):–

By operation of the provisions of Section 7 of the Companies Act, Temasek is deemed to be interested in the 2,178,500 Shares held by the DBS group of companies, and the Singapore Airlines group of companies.

9. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected by Shareholders at the registered office of the Company, during normal business hours from the date of this Appendix up to the date of the AGM:–

(a) Memorandum and Articles of Association of the Company;

(b) the summary financial report of the Company for the financial year ended 31 December 2004;

(c) from 14 April 2005, the annual report of the Company for the financial year ended 31 December 2004;

(d) Appendix 2 to the notice of annual general meeting dated 29 March 2004 relating to the renewal of the Shareholders' Mandate.

SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS*

"3. SHAREHOLDERS' MANDATE

3.1 **Rationale for Shareholders' Mandate**

Temasek Holdings (Private) Limited (**"Temasek"**), which is a Controlling Shareholder of a number of publicly-listed companies, is a Controlling Shareholder of KCL.

Due to the size of the Temasek group of companies, the Company, its subsidiaries and target associated companies (as defined in paragraph 2(f)(iii) of this Appendix) that are not listed on the SGX-ST or an approved exchange (the **"KCL IPT Group"**) would in the ordinary course of business enter into transactions with the classes of Interested Persons as set out herein and with some degree of frequency.

In view of the time-sensitive and frequent nature of such Interested Person Transactions, the directors of KCL (**"Directors"**) are seeking the approval of Shareholders pursuant to Chapter 9 of the Listing Manual for a proposed Shareholders' Mandate pursuant to Chapter 9 of the Listing Manual for the Company, its subsidiaries and target associated companies to enter into Interested Person Transactions with the classes of interested persons set out in paragraph 4 below (**"Interested Persons"**), provided that such transactions are made at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders (**"Shareholders Mandate"**). Such Interested Person Transactions are described in paragraph 5 below.

If approved by Shareholders at the Annual General Meeting to be held on 22 May 2003 or any adjournment thereof (**"AGM"**), the proposed Shareholders' Mandate will take effect from the date of receipt of Shareholders' approval at the AGM until the next AGM of the Company, and shall apply in respect of Interested Person Transactions entered or to be entered into from the date of the AGM until the next AGM of the Company, unless revoked or varied by the Company in general meeting. Thereafter, approval from Shareholders for a renewal of the Shareholders' Mandate will be sought at each subsequent AGM of the Company.

3.2 **Scope of the Shareholders' Mandate**

The Shareholders' Mandate will cover a wide range of transactions arising in the ordinary course of business operations of the KCL IPT Group, including its principal businesses of offshore and marine, engineering and energy, as well as ancillary businesses such as procurement services and travel.

The Shareholders' Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual do not apply to such transactions.

Transactions with Interested Persons which do not come within the ambit of the Shareholders' Mandate (including any renewal thereof) will be subject to applicable provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

---

* This Annexure is an extract of Appendix 3 of the Company's notice to annual general meeting to Shareholders dated 21 April 2003 on the rationale of the Shareholders' Mandate, the scope of the Shareholders' Mandate, the benefit to Shareholders, the particulars of the Interested Person Transactions, classes of Interested Persons and the review procedures for Interested Person Transactions in respect of which the Shareholders' Mandate is sought to be renewed.

3.3 Benefit to the Company

The obtaining of the Shareholders' Mandate and the renewal of the Shareholders' Mandate on an annual basis would eliminate the need for the Company to announce, or to announce and convene separate general meetings from time to time to seek Shareholders' prior approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the KCL IPT Group. In addition, this will considerably improve administrative efficacy.

The Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the KCL IPT Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders. The KCL IPT Group will benefit from having access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. In respect of the issue or sale of debt securities to the Interested Persons, the KCL IPT Group can benefit from the financial support of the Interested Persons arising from such issuance or sale, which would be on terms no less favourable to the KCL IPT Group than those issued or sold to other third parties.

4. CLASSES OF INTERESTED PERSONS

The Shareholders' Mandate will apply to the Interested Person Transactions (as described in paragraph 5 below) which are carried out between any company within the KCL IPT Group and the following classes of Interested Persons:–

(a) Temasek and its associates; and

(b) Directors, chief executive officer(s) and Controlling Shareholders (other than Temasek) of the Company and their respective associates.

5. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The types of transactions with Interested Persons (as described in paragraph 4 above) to which the Shareholders' Mandate applies and the benefits to be derived therefrom are set out below:–

5.1 Offshore and Marine Services

(a) Provision and purchases of services and expertise in the construction, fabrication and repair of offshore production facilities, drilling rigs, power barges and specialised vessels to/from Interested Persons and/or to provide the same to third parties jointly with Interested Persons;

(b) Provision and purchases of services relating to shipbuilding, dry docking, afloat repairs and voyage repairs, major modifications as well as conversion of vessels;

(c) Provision and purchases of services relating to fabrication of steel structures and industrial equipment and plant;

(d) Provision and purchases of sub-contracting services, and services relating to engineering, advisory, consultancy and assistance, design and drafting services, project management, material and equipment procurement and procurement services, and the leasing/rental of facilities and equipment, shotblasting services, acquisition and/or supply of materials, equipment and products, and the provision of tug boat services and ocean towage; and

(e) Provision and purchases of services related to ship repair and shipbuilding contracting and fabrication services.

5.2 **Energy-related Services**

(a) Engaging contractors and suppliers for the development and construction of energy-related projects, and the purchase of materials, plants and machinery for such projects;

(b) Purchase of meter reading, data management, power transmission and other essential regulated services required by an electricity retailer in the Singapore electricity market,

(c) Contracts with electricity generating companies for hedging of electricity prices;

(d) retail of electricity;

(e) Purchase of natural gas as fuel for its facility and backup fuel or chemicals and other raw materials required for power generation;

(f) Purchase of gas distribution, power transmission, metering services and other essential regulated services required by a power generator;

(g) Provision of demineralised water, steam, cooling water and other utility services; and

(h) Provision of guarantees for obligations under the above contracts relating to the purchase of energy-related services.

5.3 **Engineering Services**

(a) Provision of engineering, procurement and construction services in infrastructure, industrial and commercial developments;

(b) Sale of material handling equipment and heavy cranes, provision and purchase of services relating to structural steel engineering, comprehensive operations and maintenance services, and provision of precision engineering services;

(c) Supply, install, repair and service automation, instrumentation and control systems;

(d) Provision of general engineering contracting and fabrication services and the supply of marine and building materials, equipment and products;

(e) Provision of environmental engineering design, process technology and equipment and services in environmental engineering business; and

(f) Provision of services for the development and construction of infrastructural plants in environmental business, and the engagement of sub-contractors and suppliers to provide services required for such development and construction.

5.4 **Debt Securities Transactions**

The subscription of debt securities issued by any Interested Person, the issue of debt securities to any Interested Person, the purchase from any Interested Person of debt securities previously issued by such Interested Person, or the sale to any Interested Person of debt securities previously issued by any company within the KCL IPT Group ("**Debt Securities Transactions**").

5.5 **Property Related Transactions**

(a) Sale and lease of properties, including but not limited to residential, commercial and industrial buildings and properties;

(b) Provision and purchase of project development and project management services;

(c) Provision and purchase of property marketing services for the sale or lease of residential, commercial and industrial properties, as well as property funds; and

(d) Provision of facilities for leisure activities, including without limitation, marina facilities.

5.6 **Other Transactions**

(a) Provision of services relating to the procurement of goods and services including procurement agency, strategic sourcing, auctions, and provision of related technology platforms, consultancy and outsourcing services;

(b) Provision of travel management services, including corporate ticketing, and purchases of travel and transportation services including but not limited to purchases of air tickets and hotel accommodation;

(c) Provision of charter-party and other shipping related services;

(d) Purchase of data storage services including hosting services, software licences, design and other technology services; and

(e) Purchase of services relating to development and management of network infrastructure and automation devices.

6. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

6.1 To ensure that Interested Person Transactions are undertaken at arm's length, on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, the following procedures will be implemented for the review and approval of Interested Person Transactions under the Shareholders' Mandate:–

All Interested Person Transactions

(a) In relation to all Interested Person Transactions as enumerated under paragraph 5 above, quotations will be obtained from the Interested Person and at least one similar service or product provider in respect of services and products obtained by any company within the KCL IPT Group from the Interested Person. All Interested Person Transactions as enumerated under paragraph 5 above shall not be approved unless such transactions are entered into (i) at rates/prices which are no more favourable to the Interested Person than those extended to unrelated third parties (including where applicable, preferential rates/ prices/discounts accorded to corporate customers or bulk purchases), or (ii) in relation to purchases of products and services, on terms similar to the service or product providers' usual commercial terms and in accordance with industry norms for similar services or products, or (iii) in relation to provision of products or services, on terms similar to the usual commercial terms of such company in the KCL IPT Group, or (iv) otherwise in accordance with other applicable industry norms.

(b) In the event that it is not possible to obtain quotations from unrelated third parties or to determine whether the terms of the Interested Person Transaction with the Interested Person are more or less favourable than the aggregate terms quoted by unrelated third parties, any two members of a committee comprising the directors and the senior financial officer of the relevant company in the KCL IPT Group for the time being and such other person as the Directors may from time to time appoint (the "**Review Committee**") will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. In its evaluation, the Review Committee will include considerations of the efficiencies and flexibilities derived by the Company in transacting with the Interested Person compared with transacting with unrelated third parties. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate such terms in accordance with prevailing industry norms (including the reasonableness of the terms).

(c) All Interested Person Transactions must be consistent with the usual practices and policies of the KCL IPT Group. The KCL IPT Group will maintain a register of Interested Person Transactions and the register will be reviewed on a quarterly basis by the internal auditors who will report to the Audit Committee.

6.2 In addition to the above procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures:–

(a) All Transactions other than Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to all Interested Person Transactions (other than Debt Securities Transactions) as enumerated under paragraph 5 above:–

(i) transactions equal to or exceeding $2,000,000 but less than $10,000,000 each in value will be reviewed and approved by any two members of the Review Committee, before the transaction is entered into;

(ii) transactions equal to or exceeding $10,000,000 but less than $50,000,000 each in value will be reviewed and approved by any two members of the Review Committee and an Executive Director of KCL (the **"Executive Director"**) or, if he has an interest in the transaction, a member of the Audit Committee, before the transaction is entered into; and

(iii) transactions equal to or exceeding $50,000,000 each in value will be reviewed and approved by the Audit Committee, before the transaction is entered into.

(b) Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to Debt Securities Transactions, the Company will implement the following procedures:–

(i) In relation to the subscription of debt securities issued by any Interested Person, or the purchase from any Interested Person of debt securities previously issued by such Interested Person, such transactions will be entered into by companies within the KCL IPT Group only if the consideration for such debt securities will not be higher than the price(s) at which such debt securities are subscribed or purchased by any other third parties. Conversely, companies within the KCL IPT Group will only issue new debt securities or sell debt securities (previously issued by any company within the KCL IPT Group) to Interested Persons at prices not lower than the prices at which such debt securities are issued or sold to third parties. If, in the case of subscription of debt securities, the KCL IPT Group company is the only subscriber, or in the case of sale of debt securities, the Interested Person is the only purchaser, the Review Committee will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate the reasonableness of the consideration.

(ii) **Debt securities issued or sold to Interested Persons**

In addition, in relation to debt securities issued or sold by any company within the KCL IPT Group to the same Interested Person during the same financial year:–

(aa) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $500,000 but is less than $10,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee;

(bb) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $10,000,000 but is less than $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee, and the Executive Director or, if he has an interest in the transaction, a member of the Audit Committee; and

(cc) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by the Audit Committee.

(iii) **Subscription and purchase of debt securities from Interested Persons**

In addition, in relation to debt securities subscribed or purchased by any company within the KCL IPT Group from the same Interested Person during the same financial year:–

(aa) Where the aggregate of the principal amount of all debt securities subscribed and/or purchased from, the same Interested Person shall at any one time exceed $200,000,000, each additional subscription of debt securities issued by, or purchase of debt securities from, that Interested Person by any company within the KCL IPT Group shall require the prior approval of the Audit Committee; and

(bb) Subscription of debt securities issued by, and/or purchase of debt securities from, the same Interested Person where the aggregate of the principal amounts thereof do not at any one time exceed the limit set out in sub-paragraph (aa) above will not require the prior approval of the Audit Committee but will be reviewed on a quarterly basis by the Audit Committee.

6.3 The internal auditors of KCL shall review the register of Interested Person Transactions (referred to in paragraph 6.1(c) above) and the operation of the review procedures on a quarterly basis and report to the Audit Committee on the compliance by the KCL IPT Group with the review procedures, and the basis of such transactions, including the quotations (if any) obtained to support the basis, entered into by the KCL IPT Group with the Interested Persons.

6.4 The Audit Committee shall have the overall responsibility for determining the sufficiency of the review procedures to ensure that Interested Person Transactions will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, with the authority to delegate the review of such procedures to individuals within the Company and/or such external advisers as they deem appropriate. If any member of the Review Committee or the Executive Director has an interest in an Interested Person Transaction to be reviewed, such member or the Executive Director (as the case may be) will abstain from any decision making in respect of that transaction. If a member of the Audit Committee has an interest in an Interested Person Transaction to be reviewed by the Audit Committee, he will abstain from any decision making in respect of that transaction and the review and approval of that transaction will be undertaken by the remaining members of the Audit Committee.

6.5 Generally, the Review Committee, the Executive Director and the Audit Committee will only approve an Interested Person Transaction if the terms of the transaction are no more favourable than the terms extended to unrelated third parties, or are in accordance with published or prevailing market rates/prices or are otherwise in accordance with prevailing industry norms. Any member of the Review Committee or the Audit Committee or the Executive Director may, as he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers.

6.6 The Audit Committee will review the terms of the Interested Person Transactions and the review procedures adopted on a quarterly basis."

THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

1. INTRODUCTION

1.1 The Directors of Keppel Corporation Limited (the "**Company**") propose to seek the approval of shareholders of the Company ("**Shareholders**") at the Annual General Meeting ("**AGM**") of the Company to be held on 29 April 2005 for the proposed alterations to the Articles of Association of the Company ("**Articles**").

1.2 The purpose of this Appendix 3 is to explain the reasons for, and to provide Shareholders with information relating to, the proposal to be tabled at the AGM.

1.3 The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal modifications highlighted.

2. AMENDMENT TO ARTICLES

2.1 Proposed new Article 126A

126A. Electronic Communications.

Without prejudice to the provisions of Article 126, any notice or document (including, without limitation, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

Reasons

Article 126 currently provides for service and delivery of notices or documents to any Shareholder either personally or by post. The Company proposes to insert a new Article 126A to permit the Company to serve or deliver notices or other documents using electronic communications in accordance with the provisions of the Companies Act, as amended pursuant to the Companies (Amendment) Act 2004, and/or any other applicable regulations or procedures. The Companies (Amendment) Act 2004 introduced new provisions which permit electronic distribution of notices of meetings, accounts, balance-sheets, reports or other documents to members, officers and auditors of the Company under certain specified conditions. Electronic transmission may be in the form of sending the notice or document using electronic communication to the current address of the recipient, or publishing the notice or document at a website such that it is accessible by the recipient.

2.2 Existing Articles 130 and 131

130. Notice to representative valid.

A notice may be given by the Company to the persons entitled to a share in consequence of the death or insolvency of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of the representatives of the deceased, or assignee of the insolvent or by any like description, at the address (if any) supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency has not occurred.

131. Notice valid through member deceased.

Any notice or document served upon or sent to or left at the address in the Register of Members or the Depository Register, as the case may be, of any member in pursuance of these Articles, shall notwithstanding that such member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share in respect of which he is a member, whether solely or jointly with other persons, until some other person be registered or named in the Register of Members or the Depository Register as the case may be, in his stead as a member or joint member in respect of such share, and such service shall, for all purposes of these Articles, be deemed sufficient service of such notice or document on his executors, administrators or assigns, and all persons (if any) jointly interested with him in such share.

Proposed Alteration to Articles 130 and 131

130. Notice to representative valid.

A notice may be given by the Company to the persons entitled to a share in consequence of the death or insolvency of a member by sending it through the post in a prepaid letter **or given, sent or served using electronic communications in pursuance of these presents** addressed to them by name, or by the title of the representatives of the deceased, or assignee of the insolvent or by any like description, at the address (if any) supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency has not occurred.

131. Notice valid through member deceased.

Any notice or document served upon or sent to or left at the address in the Register of Members or the Depository Register, as the case may be, of any member **or given, sent or served using electronic communications** in pursuance of these Articles, shall notwithstanding that such member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share in respect of which he is a member, whether solely or jointly with other persons, until some other person be registered or named in the Register of Members or the Depository Register as the case may be, in his stead as a member or joint member in respect of such share, and such service shall, for all purposes of these Articles, be deemed sufficient service of such notice or document on his executors, administrators or assigns, and all persons (if any) jointly interested with him in such share.

Reasons

Articles 130 and 131 are proposed to be amended as a consequence of the addition of the new Article 126A above permitting electronic communications as described in paragraph 2.1 above.

3. DIRECTORS' RECOMMENDATIONS

The Directors are of the opinion that the proposed amendments to the Articles are in the best interests of the Company and accordingly recommend that Shareholders vote in favour of the Special Resolution relating to the addition of the new Article 126A and the amendments to Articles 130 and 131 to be proposed at the forthcoming AGM.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The Memorandum and Articles of Association of the Company is available for inspection at the registered office of the Company during normal business hours from 31 March 2005 up to the date of the forthcoming AGM.

5. RESPONSIBILITY STATEMENT

This Appendix has been seen and approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix and that there are no other material facts the omission of which would make any statement in this Appendix misleading.

Where any information has been reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Appendix.

This page has been intentionally left blank.

This page has been intentionally left blank.

SNP Security Printing Pte Ltd *6516548*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

CIRCULAR DATED 31 MARCH 2005

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Keppel Corporation Limited **("Company"** or **"KCL"),** you should immediately forward this Circular and the attached Proxy Form to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward delivery to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.


Keppel Corporation

Keppel Corporation Limited
Co Reg No. 196800351N
(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

THE PROPOSED CAPITAL DISTRIBUTION OF $0.20 IN CASH FOR EACH SHARE BY WAY OF CAPITAL REDUCTION

IMPORTANT DATES

Last Date and Time for Lodgement of Proxy Form	:	27 April 2005 at 2.00 p.m.
Date and Time of Extraordinary General Meeting	:	29 April 2005 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place
Place of Extraordinary General Meeting	:	Four Seasons Ballroom, 2nd floor, Four Seasons Hotel, 190 Orchard Boulevard, Singapore 248646

This page has been intentionally left blank.

Page

DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:–

"Act"	:	The Companies Act, Chapter 50 of Singapore
"Articles"	:	The Articles of Association of the Company
"Books Closure Date"	:	A date to be announced (upon obtaining the High Court's sanction for the Proposed Capital Distribution) on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlement of Shareholders to the cash payment of $0.20 for each Share pursuant to the Proposed Capital Distribution
"CDP"	:	The Central Depository (Pte) Limited
"Directors" or "Board"	:	The Board of Directors of the Company as at the date of this Circular, unless otherwise stated
"EGM"	:	Extraordinary General Meeting
"EPS"	:	Earnings per Share
"FY"	:	Financial year ended or ending 31 December
"Group"	:	KCL and its subsidiaries
"KCL" or "Company"	:	Keppel Corporation Limited
"KCL Options"	:	Share options to subscribe for new Shares granted pursuant to the Share Option Scheme
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 1 March 2005
"NTA"	:	Net tangible asset
"Proposed Capital Distribution"	:	The proposed distribution by the Company to the Shareholders of $0.20 in cash for each issued and fully paid up Share by way of capital reduction
"Securities Account"	:	A securities account maintained by a Depositor with CDP
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares"	:	Ordinary shares of $0.50 each in the capital of the Company
"Share Buy-Back Mandate"	:	A general mandate given by Shareholders (including the subsequent renewal thereof if approved by Shareholders) that authorises the Directors to purchase Shares in accordance with its terms, the Companies Act and the listing rules of the SGX-ST

"Shareholders" : The registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall in relation to those Shares, mean Depositors who have Shares entered against their names in the Depository Register

"Share Option Scheme" : The KCL Share Option Scheme, adopted at a general meeting of the Company on 7 May 1987 and last revised at the general meeting of the Company on 1 September 1999, as modified from time to time

"$" and "¢" : Singapore dollars and cents, respectively

"per cent." or "%" : Per centum or percentage

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in the Circular shall have the same meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in this Circular between the listed amounts and the totals thereof are due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Proposed Capital Distribution:–

Last date and time for lodgement of Proxy Forms for EGM	:	27 April 2005 at 2 p.m.
Date and time of EGM	:	29 April 2005 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place
Expected date for Court approval of the Proposed Capital Distribution	:	25 May 2005
Expected last date to deposit Share certificates for Shareholders (not being Depositors) who wish to trade in their Shares and be entitled to the Capital Distribution via CDP	:	25 May 2005
Expected Books Closure Date for the Capital Distribution	:	10 June 2005, 5 p.m.
Expected Effective Date for the Capital Reduction	:	11 June 2005
Expected Payment Date for the Capital Distribution	:	22 June 2005

Notes:

1. The timetable above is only indicative and the actual dates of the above events will be announced, where appropriate.
2. All Proxy Forms must be lodged at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the EGM. Completion and return of a Proxy Form will not preclude a shareholder from attending and voting in person at the EGM in place of his proxy.

KEPPEL CORPORATION LIMITED

Co Reg No. 196800351N
(Incorporated In the Republic of Singapore)

LETTER TO SHAREHOLDERS

Directors

Lim Chee Onn, Chairman
Lim Hock San
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Oon Kum Loon
Tow Heng Tan
Choo Chiau Beng
Teo Soon Hoe

Registered Office

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

31 March 2005

To: Shareholders of Keppel Corporation Limited

Dear Sir/Madam,

PROPOSED CAPITAL DISTRIBUTION OF $0.20 IN CASH FOR EACH SHARE BY WAY OF CAPITAL REDUCTION

1. INTRODUCTION

1.1 On 27 January 2005, we had proposed a capital distribution of $0.20 per Share without deduction for tax out of the Company's share premium account. Shareholders will receive $0.20 in cash for each Share held by way of a capital reduction exercise.

1.2 The purpose of this Circular is to provide you with information relating to the Proposed Capital Distribution and to seek your approval for the special resolution set out in the Notice of EGM on page 12 of this Circular.

2. THE PROPOSED CAPITAL DISTRIBUTION

2.1 Summary: We propose to implement the Proposed Capital Distribution by canceling part of our share premium account pursuant to a capital reduction exercise under Section 73 of the Act.

2.2 As at the Latest Practicable Date, the Company had an issued and fully paid-up share capital of approximately $390 million and a share premium of approximately $865 million. Assuming that (a) none of the outstanding KCL Options as at the Latest Practicable Date are exercised and (b) the Company does not acquire any Shares under the Share Buy Back Mandate, during the period between the Latest Practicable Date and the Books Closure Date, the amount standing to the credit of the share premium account to be cancelled will be approximately $156 million, which will be applied to return to all Shareholders, $0.20 in cash for each issued and fully paid up Share held as at the Books Closure Date.

2.3 If assuming that during the period between the Latest Practicable Date and the Books Closure Date, (a) all the outstanding KCL Options as at the Latest Practicable Date are exercised and (b) the Company does not acquire any Shares under the Share Buy Back Mandate, the maximum amount standing to the credit of the share premium account to be cancelled pursuant to the Proposed Capital Distribution will be approximately $159 million.

2.4 Share Capital: As at the Latest Practicable Date, the share capital of the Company comprise 780,062,091 issued and fully paid-up Shares.

2.5 KCL Options: As at the Latest Practicable Date, there were outstanding KCL Options enabling the holders thereof to subscribe for an aggregate of 15,026,999 Shares.

2.6 Adjustments to KCL Options: As a consequence of the Proposed Capital Distribution, the subscription price at which each KCL Option may be exercised into a Share will be adjusted by the Remuneration Committee in such manner as the Committee on the advice of the Company's auditors shall deem fit. Written notification of such adjustments to the subscription prices shall be given to the holders of the KCL Options in accordance with the rules of the Share Option Scheme.

3. CONFIRMATION FROM AUDITORS

PricewaterhouseCoopers, the Company's auditors, has by its letter dated 1 March 2005 confirmed that, as at the Latest Practicable Date, the Company has sufficient share premium available for the Company to satisfy the Proposed Capital Distribution in full.

4. TAXATION

4.1 The Proposed Capital Distribution has no tax consequence for the Company. It will be regarded as being capital in nature and will not be treated as distribution of income to Shareholders for Singapore income tax purposes.

4.2 Shareholders should however note that the foregoing statements are not to be regarded as advice on the tax position of any Shareholder, or on any tax implications arising from the Proposed Capital Distribution. Shareholders who are in doubt as to their personal tax positions or any such tax implications or who may be subject to tax in a jurisdiction other than in Singapore should consult their own professional advisers.

5. RATIONALE FOR THE PROPOSED CAPITAL DISTRIBUTION

5.1 The main objectives of the Proposed Capital Distribution are to reward Shareholders for their continued support of the Company and to improve its capital structure. The Proposed Capital Distribution will reduce Shareholders' funds as at 31 December 2004 from $3.08 billion to $2.93 billion. This reduction will result in a higher return on equity. As set out in paragraph 7.5 below, the proforma return on equity of the Group will improve from 15.7% before the Proposed Capital Distribution to 16.4% after the Proposed Capital Distribution.

5.2 As at the Latest Practicable Date, the Proposed Capital Distribution will enable the Company to efficiently return to Shareholders, up to approximately $159 million (depending on the number of KCL Options that are exercised and number of Shares acquired under the Share Buy-Back Mandate before the Books Closure Date) as there will be no tax consequence for the Company.

6. CONDITIONS FOR THE PROPOSED CAPITAL DISTRIBUTION

6.1 Conditions: The Proposed Capital Distribution is subject to the following conditions:–

(i) the approval of Shareholders by way of a special resolution in respect of the Proposed Capital Distribution at the EGM (the special resolution is set out in the Notice of EGM on page 12 of this Circular); and

(ii) the confirmation of the Proposed Capital Distribution by the High Court.

6.2 Payment Date: On the lodgment of the office copy of the Order of Court confirming the Proposed Capital Distribution with the Accounting and Corporate Regulatory Authority of Singapore, the resolution for the capital reduction shall take effect. The Proposed Capital Distribution will be made thereafter. Subject to the above conditions being satisfied, we plan to make the Proposed Capital Distribution to Shareholders tentatively on or around 22 June 2005. Please refer to further details under "Shareholders' Entitlement to the Capital Distribution" on page 8 of this Circular.

7. FINANCIAL EFFECTS OF THE PROPOSED CAPITAL DISTRIBUTION

7.1 Share Capital: There will be no impact on the share capital of the Company or par value of the Shares as a result of the Proposed Capital Distribution.

7.2 Earnings: Assuming that the Proposed Capital Distribution was completed on 1 January 2004, the proforma financial effect on the earnings of the Group for FY 2004 will be as follows:–

	Audited for FY 2004	**Proforma after the Proposed Capital Distribution**
Earnings ($'000)	467,854	465,362
Weighted average of issued and paid-up Shares for FY 2004 ('000)	776,224	776,224
Earnings per Share (cents)	60.3	60.0

7.3 NTA: The Proposed Capital Distribution will not have a material impact on the NTA of the Group as at 31 December 2004. Assuming that the Proposed Capital Distribution was completed on 31 December 2004, the proforma financial effect on the NTA of the Group and the NTA per Share as at 31 December 2004 will be as follows:–

	Audited as at 31 December 2004	**Proforma after the Proposed Capital Distribution**
NTA ($'000)	2,958,879	2,803,124
Number of issued and paid-up Shares ('000)	778,773	778,773
NTA per Share ($)	3.80	3.60

7.4 Net Gearing: Assuming that the Proposed Capital Distribution was completed on 31 December 2004, the proforma effect on the net gearing of the Group as at 31 December 2004 will be as follows:–

	Audited as at 31 December 2004	**Proforma after the Proposed Capital Distribution**
Net Borrowings ($'000)	2,726,483	2,882,238
Capital Employed ($'000)	4,249,396	4,093,641
Net Gearing (times)	0.64	0.70

7.3 Return on Equity: Assuming that the Proposed Capital Distribution was completed on 1 January 2004, the proforma effect on the return of equity of the Group for FY 2004 will be as follows:

	Audited for FY 2004	Proforma after the Proposed Capital Distribution
Earnings[(1)] ($'000)	467,854	465,362
Average Shareholders' Funds[(1)] ($'000)	2,986,797	2,831,042
Return on Equity (%)	15.7	16.4

Note:

(1) For the purposes of the above calculations, "Earnings" means Profit after tax and minority interest before exceptional items and "Average Shareholders' Funds" means the average of shareholders' funds at the beginning and ending of the year.

8. SHAREHOLDERS' ENTITLEMENT TO THE CAPITAL DISTRIBUTION

8.1 Notice of Books Closure Date: Upon obtaining the High Court's sanction and confirmation of the Proposed Capital Distribution, an announcement will be made to notify Shareholders of the Books Closure Date.

8.2 Entitlement: Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a cash payment of $0.20 for each Share held as at the Books Closure Date.

8.3 Scripless Shares: With respect to Shareholders with Shares standing to the credit of their Securities Account as at the Books Closure Date, the Company will, within 10 market days from the Books Closure Date, remit to CDP the aggregate cash amount of the entitlements to the Proposed Capital Distribution payable to all such Shareholders. CDP will despatch to such Shareholders the cheques for the appropriate amount of the Proposed Capital Distribution payable to them, by ordinary post at their own risk. The cheques will be sent to the addresses stated in the Depository Register on the Books Closure Date or, in the case of joint Shareholders, to the address of the first named Shareholder. Neither the Company nor CDP shall be liable for any loss in transmission. Alternatively, such Shareholders will have payment of their respective entitlements to the Proposed Capital Distribution made in such manner as they may have agreed with CDP for the payment of dividends or other distributions (**"Direct Crediting Service"**). If the Proposed Capital Distribution is made by CDP to such Shareholders through the Direct Crediting Service, such Shareholders will be notified of the payment of the cash amount of their respective entitlements to the Proposed Capital Distribution through the monthly statement.

8.4 Scrip Shares: With respect to Shareholders (other than CDP) whose names are registered in the Register of Members of the Company as at the Books Closure Date, the Company will, within 10 market days from the Books Closure Date, despatch the cheques for the appropriate amount of the Proposed Capital Distribution payable to such Shareholders by ordinary post at their own risk, addressed to their respective addresses in the Register of Members of the Company on the Books Closure Date or, in the case of joint Shareholders, to the address of the first named Shareholder. The Company shall not be liable for any loss in transmission.

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

9.1 Directors:As at the Latest Practicable Date, the interests of the Directors in the Shares and KCL Options as recorded in the Register of Directors' Shareholdings are as set out below:–

Names of Directors	Number of Shares				Number of Shares comprised in KCL Options
	Direct Interest		Indirect Interest		
	No.	%[1]	No.	%[1]	
Lim Chee Onn	817,083	0.10	—	—	1,625,000
Lim Hock San	—	—	—	—	—
Sven Bang Ullring	23,000	n.m.[2]	—	—	—
Tony Chew Leong-Chee	—	—	—	—	—
Tsao Yuan Mrs Lee Soo Ann	—	—	—	—	—
Leung Chun Ying	—	—	—	—	—
Oon Kum Loon	20,000	n.m.[2]	20,000	n.m.[2]	—
Tow Heng Tan	313	n.m.[2]	13,086	n.m.[2]	—
Choo Chiau Beng	544,583	0.07	—	—	1,225,000
Teo Soon Hoe	934,166	0.12	—	—	1,225,000

Notes:

(1) Based on the total issued and paid up ordinary share capital of 780,062,091 KCL shares as at the Latest Practicable Date.

(2) Not meaningful.

9.2 Substantial Shareholders: As at the Latest Practicable Date, the interests of the Substantial Shareholders in the Shares as recorded in the Register of Substantial Shareholders are as set out below:–

Name of Substantial Shareholder	Number of Shares			
	Direct Interest		Indirect Interest	
	No.	%[1]	No.	%[1]
Temasek Holdings (Pte) Ltd	246,377,760	31.58	2,178,500[2]	0.28

Notes:

(1) Based on the total issued and paid up ordinary share capital of 780,062,091 Shares.

(2) By operation of Section 7 of the Act, Temasek Holdings (Pte) Ltd is deemed to be interested in the 2,178,500 Shares held by the DBS group of companies and the Singapore Airlines group of companies.

9.3 Interest of Directors: No Director has any interest, direct or indirect, in the Proposed Capital Distribution (other than by reason only of being a Director or a holder of Shares or KCL Options).

10. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 12 of this Circular, will be held at Four Seasons Ballroom, 2nd floor, Four Seasons Hotel, 190 Orchard Boulevard, Singapore 248646 on 29 April 2005 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the Special Resolution set out in the Notice of EGM on page 12 of this Circular.

11. DIRECTORS' RECOMMENDATION

Having considered the terms and rationale for the Proposed Capital Distribution, the Directors are of the opinion that the Proposed Capital Distribution is in the interests of the Company. Accordingly, the Directors recommend that you VOTE IN FAVOUR of the Special Resolution to be proposed at the EGM.

12. ACTION TO BE TAKEN BY SHAREHOLDERS

12.1 EGM: You will find enclosed with this Circular, a Notice of EGM and a Proxy Form. If you are unable to attend the EGM and you wish to appoint a proxy to attend and vote on your behalf, you should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, to reach 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not later than 48 hours before the time fixed for the EGM. Your completion and return of the Proxy Form will not prevent you from attending and voting in person at the EGM if you so wish, in place of your proxy.

12.2 Note for Depositors: A Depositor shall not be regarded as a member entitled to attend, speak and vote at the EGM unless his name appears in the Depository Register 48 hours before the time appointed for holding the EGM.

13. DIRECTORS' RESPONSIBILITY STATEMENT

13.1 This Circular has been seen and approved by all the Directors who collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

13.2 Where information has been derived or reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately reflected or reproduced in this Circular.

14. CONSENT

PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto in the form and context in which its name appears in this Circular.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the registered office of the Company during normal business hours from the dates specified below up to the date of the EGM:–

(i) from the date of this Circular, the Memorandum and Articles of Association of the Company;

(ii) from the date of this Circular, the Summary Financial Report of the Company for FY 2004;

(iii) from the date of this Circular, the letter of confirmation from PricewaterhouseCoopers referred to in paragraph 3 above; and

(iv) from 14 April 2005, the Annual Report of the Company for the FY 2004.

Yours faithfully,
for and on behalf of the Board of Directors of
KEPPEL CORPORATION LIMITED

Lim Chee Onn
Executive Chairman

KEPPEL CORPORATION LIMITED
Co Reg No. 196800351N
(Incorporated In the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Keppel Corporation Limited (the "Company") will be held at Four Seasons Ballroom, 2nd floor, Four Seasons Hotel, 190 Orchard Boulevard, Singapore 248646 on 29 April 2005 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the following special resolution:

SPECIAL RESOLUTION: THE PROPOSED CAPITAL DISTRIBUTION

That subject to the confirmation of the High Court of the Republic of Singapore:–

1. the sum standing to the credit of the share premium account of the Company be reduced by the sum of up to $159,017,818, and that such reduction be effected by returning to Shareholders $0.20 in cash for each issued and fully paid up ordinary share of $0.50 each in the capital of the Company held as at a books closure date to be determined by the Directors; and
2. the Directors and each of them be authorised and empowered to complete and do and execute all such acts and things as they or he may consider necessary or expedient to give effect to this Resolution, with such modifications thereto (if any) as they or he shall think fit in the interests of the Company.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary
Singapore
31 March 2005

Notes:

1. A shareholder of the company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the company.
2. The instrument appointing a proxy must be lodged at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

PROXY FORM FOR SHAREHOLDERS

Keppel Corporation Limited

Co Reg No. 196800351N
(Incorporated in the Republic of Singapore)

PROXY FORM
EXTRAORDINARY GENERAL MEETING

IMPORTANT:

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We, ______________________________ (Name)

of ______________________________ (Address)

being a Shareholder(s) of KEPPEL CORPORATION LIMITED hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Shareholders of the Company to be held on 29 April 2005 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Special Resolution to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

	To be used on a show of hands		To be used in the event of a poll	
Special Resolution	**For***	**Against***	**Number of Votes For****	**Number of Votes Against****
To Approve the Proposed Capital Distribution				

* Please indicate your vote "For" or "Against" with an "X" within the box provided.

** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this ______ day of ______________ 2005

Total Number of Shares held

____
Signature(s) or Common Seal of Member(s)

Important:
Please read the notes overleaf before completing this Proxy Form.

Notes:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you only have Shares registered in your name in the Register of Members, you should insert that number of Shares. However, if you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company. Where a Shareholder appoints two proxies, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form. If no percentage is specified, the first named proxy shall be deemed to represent 100 per cent, of the shareholding and the second named proxy shall be deemed to be an alternate to the first named proxy.
3. The instrument appointing a proxy or proxies must be deposited at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

(2) Fold along this line

Affix Postage Stamp

The Company Secretary
KEPPEL CORPORATION LIMITED
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

(1) Fold along this line

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
5. A corporation which is a Shareholder may authorise, by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shareholders whose Shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Shareholders are not shown to have Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Extraordinary General Meeting as certified by The Central Depository (Pte) Limited to the Company.